Exhibit 99.1

Theratechnologies Announces Pricing of US$25 Million Public Offering of Common Shares and Concurrent Private Placement

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated December 16, 2021 to its short form base shelf prospectus dated December 14, 2021.

Common shares priced at US$1.00 per share

Montreal, Quebec, October 26, 2023 – Theratechnologies Inc. (“Theratechnologies” or the “Company”) (Nasdaq: THTX; TSX: TH), a biopharmaceutical company focused on the development and commercialization of innovative therapies, today announced that it has priced its previously announced public offering (the “Public Offering”) of 12,500,000 common shares of the Company (the “Common Shares”) at a public offering price of US$1.00 per Common Share (the “Offering Price”). The gross proceeds of the Public Offering are expected to be approximately US$12,500,000, before deducting the underwriting discounts and commissions and other estimated offering expenses. The Company has also granted the underwriter a 30-day option (the “Option”) to purchase up to 1,875,000 Common Shares at the Offering Price, less underwriting discounts and commissions.

Cantor Fitzgerald & Co. is acting as sole bookrunner for the Public Offering.

In connection with the Public Offering, the Company entered into a subscription agreement with Investissement Québec for a concurrent private placement (the “Concurrent Private Placement”) of 9,118,184 Common Shares and 3,381,816 fully-funded, non-voting subscription receipts, exchangeable into Common Shares on a one-for-one basis (the “Exchangeable Subscription Receipts”) in lieu of Common Shares, in each case, at the Offering Price, for US$12,500,000 aggregate gross proceeds, less a capital commitment fee of 1.5% payable to Investissement Québec. The component of the Concurrent Private Placement in the form of Exchangeable Subscription Receipts is designed to ensure that, following completion of the Public Offering and the Concurrent Private Placement, Investissement Québec does not have beneficial ownership or control over more than 19.9% of the issued and outstanding Common Shares and therefore is not a “control person” within applicable Canadian securities laws.

The Company will also enter into an investor rights agreement, pursuant to which Investissement Québec will be entitled to nominate one director to the Company’s board of directors for as long as it holds 50% of the Common Shares purchased pursuant to the Concurrent Private Placement. Copies of the subscription agreement, the exchangeable receipt agreement setting forth the terms and condition of the Exchangeable Subscription Receipts and the investor rights agreement, when available, will be filed on SEDAR+ at www.sedarplus.ca. Summaries of the subscription agreement and the exchangeable receipt agreement and a copy of the investor rights agreement, when available, will be filed on EDGAR at www.sec.gov.

Assuming completion of the Public Offering and the Concurrent Private Placement for US$12,500,000 and US$12,500,000 aggregate gross proceeds, respectively, but assuming that the Option is not exercised, Investissement Québec will beneficially own approximately 19.9% (25.4% if the Exchangeable Subscription Receipts were to be exchanged into Common Shares) of the issued and outstanding Common Shares as of the date of closing. If the Option is exercised in full, Investissement Québec will beneficially own approximately 19.1% (24.5% if the Exchangeable Subscription Receipts were to be exchanged into Common Shares) of the issued and outstanding Common Shares as of the date of closing.

A preliminary prospectus supplement (the “Prospectus Supplement”) to the Company’s short form base shelf prospectus dated December 14, 2021 (the “Base Shelf Prospectus”) was filed with the securities regulatory authorities in each of the provinces of Canada as well as with the U.S. Securities and Exchange Commission (the “SEC”) as part of its registration statement on Form F-10 (the “Registration Statement”) under the U.S.-Canada multijurisdictional disclosure system (“MJDS”). The Public Offering will be made in Canada only pursuant to the Prospectus Supplement and Base Shelf Prospectus and in the United States only pursuant to the Registration Statement, containing the Prospectus Supplement and the Base Shelf Prospectus, filed with the SEC under the MJDS. Copies of the Prospectus Supplement and the Base Shelf Prospectus are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, and a copy of the Registration Statement is available on EDGAR at www.sec.gov. Copies may also be obtained from Cantor Fitzgerald & Co., Attention: Capital Markets, 110 East 59th Street, 6th Floor, New York, New York 10022, or by e-mail at prospectus@cantor.com.

Completion of the Public Offering and Concurrent Private Placement is expected to occur by October 31, 2023, subject to customary closing conditions, including the listing of the Common Shares, and the Common Shares underlying the Exchangeable Subscription Receipts, on the Toronto Stock Exchange and the submission of notice to the Nasdaq Capital Market. The closing of the Public Offering and the Concurrent Private Placement are conditional upon each other.

The Company intends to use the net proceeds of the Public Offering and the Concurrent Private Placement for general corporate purposes, which may include working capital, general and administrative expenses, commercialization expenses, repayment of outstanding debt under its credit facility with certain funds and accounts for which Marathon Asset Management, L.P. acts as investment manager, and potential acquisitions or in-licensing of commercial products.

Prospective investors should read the Prospectus Supplement, Base Shelf Prospectus and Registration Statement before making an investment decision.

No securities regulatory authority has either approved or disapproved the contents of this news release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About Theratechnologies

Theratechnologies (Nasdaq: THTX) (TSX: TH) is a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information (collectively, the “Forward-Looking Statements”) within the meaning of applicable securities laws, that are based on management’s beliefs and assumptions and on information currently available to it. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “promising”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The Forward-Looking Statements contained in this press release include, but are not limited to, statements regarding the sale of Common Shares and the Exchangeable Subscription Receipts; the Public Offering, including its size, price and the closing thereof; the underwriting agreement; the exercise of the Option; the Concurrent Private Placement, including its size, price and the closing thereof; the subscription agreement; the investor rights agreement; the exchangeable receipt agreement; and the anticipated use of net proceeds.

Although the Forward-Looking Statements contained in this press release are based upon what the Company believes are reasonable assumptions in light of the information currently available, investors are cautioned against placing undue reliance on these statements since actual results may vary from the Forward-Looking Statements. Forward-Looking Statements assumptions are subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such Forward-Looking Statements. These, as well as other, risks and uncertainties are described more fully in the section titled “Risk Factors” of the preliminary Prospectus Supplement and of the Base Shelf Prospectus in connection with the Public Offering as well as other public filings made by the Company available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on Forward-Looking Statements.

Forward-Looking Statements reflect current expectations regarding future events and speak only as of the date of this press release and represent the Company’s expectations as of that date. The Company undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Contacts:

Investor inquiries:

Philippe Dubuc

Senior Vice President and Chief Financial Officer

pdubuc@theratech.com

1-438-315-6608

Media inquiries:

Julie Schneiderman

Senior Director, Communications & Corporate Affairs

communications@theratech.com

1-514-336-7800

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